

October 1, 2013

<u>Via Mail and Facsimile: (416) 907-1798</u>
Robert J. Stevens
Chief Executive Officer
Preventia, Inc.
36 Toronto St., Suite 1150
Toronto, ON M5C 2C5

      Re: Preventia, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed February 19, 2013
             File No. 000-54466

Dear Mr. Stevens:

We issued comments to you on the above captioned filing on February 27, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 11, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3457 if you have any questions.

           Sincerely,

           /s/ Maryse Mills-Apenteng

           Maryse Mills-Apenteng
           Special Counsel